                                                                  EXHIBIT 1.5(k)

                                  ENDORSEMENT

Policy Number: VP12345678
Insured: Leland Stanford
Maximum Surrender Charge: [$500]

This endorsement becomes part of the policy to which it is attached.

The Surrender Charges subsection of the Surrender and Withdrawal of Values section of your policy is hereby replaced by the following:

          Surrender Charges - A Surrender Charge will be deducted from the Accumulated Value upon surrender of the policy. The Surrender Charge is needed to help pay for costs such as underwriting, policy issue and sales and distribution costs. The initial Surrender Charge is equal to the amount shown on the policy specification pages. This will remain level for the first policy year and then will decrease by 0.9259% per month to zero at the 120th month. However, the Surrender Charge will never be more than the Maximum Surrender Charge shown above.

          If there are increases in the Face Amount, each increase will have a corresponding Surrender Charge and Maximum Surrender Charge related to the amount of the increase. These charges will be specified in a supplemental schedule of benefits at the time of the increase. If there are decreases in the Face Amount, including decreases in the Face Amount due to withdrawals, the Surrender Charge and Maximum Surrender Charge will be unchanged as a result of such decrease in Face Amount.

Signed for Pacific Life Insurance Company,


/s/ Thomas C. Sutton                          /s/ Audrey L. Milfs
-------------------------------------         --------------------
Chairman and Chief Executive Officer          Secretary